Exhibit 99.1

BDO Seidman, LLP Accountants and Consultants	1900 Avenue of the Stars Los Angeles, CA 90067 Telephone: (310) 557-0300 Fax: (310) 557-1777

April 11, 2005

Zila, Inc.
5227 North 7th Street
Phoenix, Arizona 85014

Dear Sirs/Madams:

This letter is written to meet the requirements of Regulation S-K calling for a letter of preferability from a registrant’s independent registered public accounting firm whenever there has been a change in accounting principle or practice.

During the quarter ended April 30, 2005, Zila, Inc. (the “Company”) changed the date of their annual goodwill impairment test under Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, to the first day of their fourth fiscal quarter (May 1, 2005). According to management of the Company, this change was primarily for the following reasons:

1.	The impairment test procedures may be carried out during the fourth quarter and up to the filing of the Company’s Form 10-K, which will better align with the Company’s annual planning and budgeting process, resulting in efficiencies and savings in professional fees.

2.	The change will not delay, accelerate or avoid an impairment charge.

A complete coordinated set of financial and reporting standards for determining the preferability of accounting principles among alternative principles has not been established by the accounting profession. Thus, we cannot make an objective determination of whether the change in accounting described in the preceding paragraph is to a preferable method. However, we have reviewed the pertinent factors, including those related to financial reporting, in this particular case on a subjective basis, and our belief stated below is based on our determination made in this manner.

We believe that the Company’s change in method of accounting is to an acceptable alternative practice of accounting, which, based upon the information furnished to us by management of the Company, is also preferable under the circumstances in this particular case. In arriving at this belief, we have relied on the business judgment and business planning of your management.

We have not audited any consolidated financial statements of Zila, Inc. and its consolidated subsidiaries as of any date or for any period. Therefore, we are unable to express, and we do not express, an opinion on the related information furnished to us by officials of the Company, or on the financial position, results of operations, or cash flows of Zila, Inc. and its consolidated subsidiaries as of any date or for any period.

Very truly yours,

/s/ BDO Seidman, LLP